July 20, 2011

Via Edgar

Ms. Tamara Tangen, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549

Re:	ASAP Expo, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 15, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 23, 2011
File No. 001-34294

Dear Ms. Tamara Tangen,

On behalf of ASAP Expo, Inc. (the “Company”), I am writing in response to the comments contained in your letter dated July 6, 2011 (the “Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) filed on April 15, 2011 and the Company’s Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2011 (the “Form 10-Q”) filed on May 23, 2011.

We have made every effort to address your observations and recommendations included in the Letter where appropriate.  For your convenience, we have included below in italics the original text of your comments from the Letter followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Facing Sheet

1. You appear to be using an outdated Facing Sheet format. Please see Form 10-K and refer to Release Nos. 33-8876 and 33-9002, effective February 4, 2008 and April 13, 2009, respectively. Please revise or advise.

Response: We have updated the facing sheet format on the amended Form 10-K/A and Form 10-Q/A filed on July 19, 2011.

2. The Commission file number presented on your Facing Sheet does not appear to be correct. Our records indicate that the Commission file number for ASAP Expo, Inc. is 001-34294. Please revise or advise

Response: We have updated the commission file number on the amended Form 10-K/A and Form 10-Q/A filed on July 19, 2011.

Table of Contents, page 3

3. Your table of contents appears to be that used in accordance with Regulation S-B. Please be advised that Regulation S-B has been integrated into Regulation S-K, as well as Article 8 of Regulation S-X. In future filings, please revise to present a table of contents that complies with the requirements of Form 10-K.

Response: We have updated table of contents on the amended Form 10-K/A and Form 10-Q/A filed on July 19, 2011.

Evaluation of Controls and Procedures, page 20

4. Please clarify within this section that your Chief Executive Officer also performs the role of Chief Financial Officer.

Response: We have clarified that the Chief Executive Officer also performs the role of Chief Financial Officer on the amended Form 10-K/A and Form 10-Q/A filed on July 19, 2011.

5. You have referred to an outdated Evaluation Date. In this regard, you have defined such date as “a date within 90 days prior to the filing of the Company’s December 31, 2010 Form 10-KSB.” Item 307 of Regulation S-K requires that the evaluation take place as of the end of the period covered by the report.

Response: We have updated the Evaluation Date to be as of July 14, 2011 on the amended Form 10-K/A and Form 10-Q/A filed on July 19, 2011.

6. We note your reference to the filing of a Form 10-KSB for the year ended December 31, 2010. Please remover references to this form as it is no longer used, nor was a Form 10-KSB ever filed by the company.

Response: We have updated and removed references to the Form 10-KSB on the amended Form 10-K/A filed on July 19, 2011.

7. Within the last sentence of this paragraph, you appear to confuse disclosure controls and procedures with internal controls over financial reporting. These represent two separate controls systems that must be reported on separately.

Response: We have updated the disclosure controls and procedures with internal controls over financial report into two separate control systems that are reported on separately on the amended Form 10-K/A and Form 10-Q/A filed on July 19, 2011.

8. In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2010

Response: We have considered management’s failure to perform or complete its report on internal control over financial reporting did not significantly impact its conclusions regarding the effectiveness of our disclosure controls and procedures as of December 31, 2010.

9. We note your statement that “there were no significant changes in [y]our internal controls over financial reporting...” Please revise to indicate whether there was any change in your internal control over financial reporting during your fourth fiscal quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Response: We have updated the statement to reflect no changes that materially affected or is reasonably likely to materially affect, our internal controls over financial reporting on the amended Form 10-K/A and Form 10-Q/A filed on July 19, 2011.

Certifications

10. Certifications must be in the exact form set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that your certification excludes the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Please file an amendment to your Form 10-K that includes the entire periodic report and a new, corrected certification.

Response: We have updated the certifications to be in the exact form set forth in Item 601(b)(31) of Regulation S-K on the amended Form 10-K/A and Form 10-Q/A filed on July 19, 2011.

Pursuant to your request, (1) The company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (213) 625-1200 if we can be of further assistance. We thank you in advance for your customary courtesies.

Sincerely,

/s/ Frank Yuan
Frank Yuan
CEO
ASAP Expo Inc.